Exhibit 1.01 - Graham Holdings Company Conflict Minerals Report

1.	Introduction

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission (“SEC”) impose certain reporting obligations on public companies that manufacture or contract to manufacture products containing columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, tantalum, tin and tungsten (each a “Conflict Mineral” as that term is defined in paragraph (d)(3) of Item 1.01 of Form SD) that may have originated from the Democratic Republic of the Congo or an adjoining country, as defined by paragraph (d)(1) of Item 1.01 of Form SD (collectively, “Covered Countries”). We also refer to tin, tantalum, tungsten, and gold collectively as “3TG”. Under the SEC’s rules, if any Conflict Minerals are necessary to the functionality or production of a product manufactured by us or contracted by us to be manufactured and are required to be reported in the calendar year covered by this Form SD, we must conduct in good faith a reasonable country of origin inquiry regarding those Conflict Minerals that is reasonably designed to determine whether any Conflict Minerals (a) originated in the Covered Countries or (b) are from recycled or scrap sources, as defined by paragraph (d)(6) of Item 1.01 of Form SD.

2.	Company and Products Overview

This Conflict Minerals Report (the “Report”) for the year ended December 31, 2016 is presented by Graham Holdings Company (the “Company”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”). The Company is a diversified education and media company, whose principal operations include educational services, television broadcasting, and online, print and local TV news. The Company also owns a social marketing solutions company, health care providers and manufacturing companies, including Forney Corporation (“Forney”) and Joyce/Dayton Corp (“Joyce”). The Company has reviewed its operations to determine which parts of its business may be subject to the disclosure requirements of the Conflicts Minerals Rule. The Company did not include products that were not entered into the stream of commerce in the calendar year ended December 31, 2016, or products manufactured or contracted to be manufactured by entities acquired by the Company after April 2015. The Company acquired Forney from Kiddie Fire Protection, Inc., part of the UTC Climate Controls & Security Unit of United Technologies Corporation, on August 1, 2013. The Company acquired Joyce from a private equity firm on June 1, 2014. Forney is a global supplier of products and systems that control and monitor combustion processes in electric utility and industrial applications. Joyce is a global supplier of screw jacks, linear actuators and lifting systems used in commercial and industrial applications. As used in this Report, the words “we” and “our” refer to the Company.

Forney and Joyce manufacture products that contain small amounts of Conflict Minerals. Forney’s products that contain gold and tin are Printed Circuit Boards (“PCBs”) and connectors; Forney’s products that contain tantalum are capacitors; Forney’s products that contain Tungsten are electrical materials such as resistors. Joyce’s products that contain gold and tin are electrical wiring, name plates, castings and covers; products that contain tantalum are screws and nuts. These products incorporate generic components obtained from other companies that contain tin, tantalum and gold. The Conflict Minerals in the generic components are necessary to the functionality of Forney’s and Joyce’s products. These generic components are purchased from manufacturers and distributors. Forney and Joyce do not purchase any Conflict Minerals directly from mines, smelters or refiners.

3.	Supply Chain Overview

Because neither Forney nor Joyce purchase 3TG directly from any mine, refiner or smelter, they are in a “downstream” position in the supply chain, that is, downstream in the supply chain from smelters to refiners to retailers. As such, Forney and Joyce rely on their direct suppliers and distributors to provide information on the origin of the 3TG contained in components supplied to them, including sources of 3TG that are supplied to them from lower tier suppliers.

3.1 Conflict Minerals Policy

Forney and Joyce adopted the following Conflict Minerals Policy that is available on Forney’s website at http://forneycorp.com/conflict-minerals-policy and on Joyce’s website at http://joycedayton.com/about-us/certifications:

Under the Dodd-Frank Act of 2010, public companies are required to disclose measures they have taken to identify the source of “conflict minerals” in the products they manufacture or contract to manufacture (the “Conflicts Minerals Rule”).  These “conflict minerals” are the source of financing for armed conflicts in the Democratic Republic of the Congo (the “DRC”) and adjoining countries. The Conflict Minerals Rule is intended to reduce a significant source of funding for armed groups that are committing human rights abuses in the DRC and adjoining countries.

“Conflict minerals” are four specific minerals and their derivatives: columbite-tantalite (the metal ore from which tantalum is extracted), casseriterite (the metal ore from which tin is extracted), wolframite (the metal ore from which tungsten is extracted), and gold.

We are committed to the responsible sourcing of “conflict minerals” throughout our supply chain for products that we manufacture that contain these minerals.  To that end, we are putting policies and systems in place to reduce the risk that the minerals used in any of our products originate from conflict mines in the DRC.  We are committed to strengthening our efforts to ensure that we refrain from, directly or indirectly, taking or supporting any action that contributes to the financing of armed groups that are committing human rights abuses in the DRC and other covered countries.

We do not typically source conflict minerals directly from mines, smelters or refiners and therefore, in most cases, we are several levels removed from them.  As a result, we rely on the cooperation of our suppliers in the implementation of this policy and in enabling us to meet our compliance obligations.

4.	Reasonable Country of Origin Inquiry (“RCOI”)

4.1 Requests for Information and Survey Responses

Forney and Joyce conducted reasonable country of origin inquiries that were reasonably designed to determine whether any 3TG necessary to the functionality or production of any of their products originated in the Covered Countries or are from recycled or scrap sources. Forney and Joyce undertook an investigation of their suppliers of the generic components to determine the sources of the minerals incorporated into those components. Forney identified nine suppliers of the generic components contained in its products and Joyce identified four suppliers of generic components contained in its products. All of these suppliers were sent a survey designed to identify the source of the minerals. The survey sent was the Electronic Industry Citizen Coalition “Conflict Mineral Reporting Template” developed by the Electronic Industry Citizen Coalition and the Global e-Sustainability Initiative the “Template”). The Template is designed to collect sourcing information on the Conflict Minerals used in Forney’s and Joyce’s products. The Template includes questions related to, among other items, the use of 3TG in the supplier’s products, the supplier’s due diligence efforts, the source and chain of custody of any 3TG in the supplier’s products, whether the 3TG included in the supplier’s products came from recycled or scrap sources, and whether the supplier has a policy on conflict-free sourcing. Forney and Joyce also sought country of origin information directly by reviewing the policies and statements on the manufacturers’ websites addressing Conflict Minerals. Most of Forney’s and Joyce’s suppliers are distributors rather than manufacturers of components supplied to them, and most of such suppliers were unable to provide smelter information because they were still engaged in their own efforts to obtain information from their suppliers. Forney received responses from two suppliers that stated they do not knowingly purchase raw materials from conflict regions. Forney made a secondary attempt to conduct more due diligence by re-engaging with all the distributors for clarification on their respective findings. Joyce received a response from one supplier that included the names of eleven smelters that have been identified as certified Conflict-Free. Nevertheless, while neither Forney nor Joyce has determined that any of the Conflict Minerals in their generic components originated in the Covered Countries, they are unable to conclude with certainty that none of the Conflict Minerals contained in such generic components originated in the Covered Countries.

4.2 RCOI Conclusion

Based on our reasonable country of origin inquiry, we are unable to conclude that we have no reason to believe that none of the Conflict Minerals that are necessary to the functionality or production of our products originated in the Covered Countries and unable to conclude that they have not come from recycled or scrap sources because of the incomplete information received from our supply chain in response to our reasonable country of origin inquiry. As a result, we conducted due diligence on the source and chain of custody of those minerals.

5.	Due Diligence Program

5.1 Design of Due Diligence; Conformity to a Recognized Due Diligence Framework

Our due diligence measures have been designed to conform to the framework in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold, tin, tantalum and tungsten. This OECD framework (the “Framework”) is the only due diligence framework recognized by the SEC to date. The Framework stresses five main areas of due diligence design detailed below in Sections 5.2 to 5.6.

5.2 Establish Strong Company Management Systems

Internal Team

Forney and Joyce established a management system for Conflict Minerals consisting of a cross-functional group to examine the potential use and source, if any, of Conflict Minerals in their products and to put measures in place to ensure compliance with the Conflict Minerals Rule. This group includes representatives from management, operations, supply chain management, finance and legal counsel.

Conflict Minerals Policy

Forney and Joyce each established a Conflicts Minerals policy (the “Policy”) that is designed to communicate their commitment to responsible sourcing of Conflict Minerals throughout their supply chain for products that they manufacture. The Policy discusses the fact that they are putting policies and systems into place to reduce the risk that Conflict Minerals used in their products originate in the Covered Countries. The Policy informs suppliers that because they do not typically source Conflict Minerals directly from miners, smelters or refiners, they will rely on the cooperation of their suppliers in the implementation of their Policy and in enabling them to meet their compliance obligations. The Policy is published on each of their respective websites.

5.3 Identify and Assess Risk in the Supply Chain

As described above, Forney and Joyce conduct a survey of all of their suppliers using the Template to obtain chain of custody declarations from their suppliers. The Template includes questions on the use and origin of Conflict Minerals in their components, supplier engagement with sub-tier suppliers and smelters and points of origin of the Conflict Minerals. To strengthen engagement with suppliers, they added a Conflict Minerals clause to their purchase orders in order to communicate the expectations and requirements regarding the sourcing and disclosure of Conflict Minerals.

5.4 Design and Implement a Strategy to Respond to Identified Risks

As discussed above, in most cases, suppliers were unable to specify smelters or refiners used for components supplied to Forney and Joyce because most are distributors that are still working to obtain information from their own suppliers. For those suppliers that provided names of smelters/refiners, the supplier’s reported validation status was confirmed by comparing it to the information contained on the Conflict Free Sourcing Initiative (the “CFSI”) website.

5.5 Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Neither Forney nor Joyce have a direct relationship with smelters or refiners, nor do they perform direct audits of such entities in their supply chain.

5.6 Report on Supply Chain Due Diligence

Our Form SD and this Conflict Minerals Report are both available on our website at www.ghco.com. GHCO will file a Form SD with the Securities and Exchange Commission on an annual basis, pursuant to Rule 13p-1 of the Act.

6.	Results of Due Diligence Review-Facilities Used to Process the Necessary Conflict Minerals

As discussed above, Forney and Joyce solicited all of their suppliers to gather information by means of the Template regarding the sourcing of 3TG in the products supplied to them. A majority of the suppliers responded that they were still in the process of evaluating the source of 3TG in their own products. Based on the information provided by suppliers in the Templates, the smelters used to process necessary conflict minerals include those listed on the attached Schedule 1. With respect to those smelters that were identified by suppliers in their Template, the supplier’s reported validation status was confirmed by comparing it to the information contained on the CFSI website. Based on the information provided by suppliers and Forney’s and Joyce’s own due diligence efforts, we do not have sufficient information to conclusively determine the identity of all of the smelters from which their suppliers source 3TG or the countries of origin of 3TG in their products.

7.	Steps to Mitigate Risk and Improve Due Diligence

The Company is working to strengthen its commitment to the responsible sourcing of conflict minerals. Forney and Joyce will continue to include in new purchase orders or contracts, specific language that requires suppliers to cooperate with them by providing information about the supplier’s source of Conflict Minerals and smelters. In addition, they will continue working with suppliers to obtain 3TG sourcing information and will strengthen their procedures to engage with manufacturers and distributors to obtain accurate and complete information about their supply chains. Cooperation with respect to sourcing by suppliers will be a factor in allocating future purchases. Forney and Joyce will work with suppliers as needed to better communicate the requirements of the Conflicts Mineral Rule.

Schedule 1
Facilities Used to Process Conflict Minerals

Metal	Whether Smelter in Covered Countries	CFS Validation Status	Smelter ID (EICC/GeSI codes)	Smelter Name	Smelter Facility Location	Whether 3TG Mined in Covered Country, with Mine Location if known
Tin	No	CFSI	CID000295	Cooperativa Metalurgica de Rondônia Ltda.	Brazil	Unknown
Tin	No	CFSI	CID002180	Yunnan Tin Company Limited	China	Unknown
Tin	No	CFSI	CID001898	Thaisarco	Thailand	Unknown
Tin	No	CFSI	CID001337	Operaciones Metalurgical S.A.	Bolivia	Unknown
Tin	No	CFSI	CID001182	Minsur	Peru	Unknown
Tin	No	CFSI	CID001173	Mineração Taboca S.A.	Brazil	Unknown
Tin	No	CFSI	CID001105	Malaysia Smelting Corporation (MSC)	Malaysia	Unknown
Tin	No	CFSI	CID000315	CV United Smelting	Indonesia	Unknown
Tin	No	CFSI	CID001477	PT Timah (Persero) Tbk Kundur	Indonesia	Unknown
Tin	No	CFSI	CID001482	PT Timah (Persero) Tbk Mentok	Indonesia	Unknown
Tin	No	CFSI	CID000438	EM Vinto	Bolivia	Unknown